Exhibit 1

AGM 2025
Chair’s address

British American Tobacco p.l.c.
16 April 2025

1.          WELCOME AND INTRODUCTION

Good morning everyone, and welcome to BAT’s 2025 Annual General Meeting. Thank you for joining us.

As ever, the AGM is a good opportunity for us to hear from you, our shareholders – and for you to hear more about BAT’s 2024 performance, as well as for us to reaffirm our view of the outlook ahead. I will cover this more in detail later.

Today we have all of your Directors here, apart from Uta Kemmerich-Keil, who unfortunately is unable to attend.

2.          REFLECTIONS ON 2024

First, let me start with some reflections on last year.

2024 was an investment year for BAT, with delivery in line with our guidance. Group revenue on a reported basis was down 5.2%, while it was up 1.3% on an organic* basis at constant currency rates.

I was pleased to see another solid performance in our New Categories business. New Categories contribution increased by £251 million, on an adjusted organic basis at constant currency rates, and category contribution margin is now at 7.1%.

Adjusted organic profit from operations was up 1.4% at constant currency rates, with operating cash conversion at 101% .

Our 2024 results demonstrate the resilience of our people and our business. And I’d like to thank every employee for their hard work and contribution to delivering another year of solid performance.

As an international business, our success is only made possible by our people, and it’s powered by our strong culture, our corporate values, and our aim to be an exciting and winning company.

3.          BAT’S REFINED STRATEGY IN ACTION

As a Board, we endorsed the refinement of our strategy in 2023, recognising the evolving needs of consumers, the regulatory landscape and societal changes. In order to respond to these challenges - agility and precision of execution are key priorities.

While change is constant, our commitment to our purpose and vision remains unwavering – creating A Better TomorrowTM by Building a Smokeless World.

This goes hand-in-hand with our ambition to become a predominantly smokeless business by 2035, and we’re making progress. The total number of adult consumers of our Smokeless products‡ stands at 29.1 million† and Smokeless products‡ now account for 17.5% of Group revenue.

Accelerating this transformation is no easy feat. However, we are gaining traction with a continued focus on execution, deploying significant product innovations across our New Categories, and continuing to meet adult consumer preferences in a responsible way.

Our momentum picked up pace in 2024, and that will continue in 2025, underpinned by our three strategic pillars - Quality Growth, Sustainable Future and Dynamic Business.

We are making headway in all of these areas, and to bring this to life, I’d like to highlight some of last year’s strategic developments.

In October, Tadeu, Soraya and the Management Board led BAT’s Capital Markets Day in our Global R&D Hub in Southampton, where they showcased the progress made against priority areas for the business.

From achieving profitability§ of our New Categories business two years ahead of schedule, to improving our financial flexibility and strong cash generation, progress continues in line with our strategic ambitions.

Sustainability remains core to our strategy, with the business striving to reduce its use of natural resources, enhance the communities in which we operate, and deliver on our climate goals. As a result, in 2024, we refined our sustainability strategy to focus on five impact areas:

i.	Tobacco Harm Reduction

ii.	Climate

iii.	Nature

iv.	Circularity

v.	Communities

And this approach has been recognised externally as well, as we received a Triple-A rating from CDP for our 2024 disclosures on Climate Change, Water Security and Forest, reflecting our commitment to environmental transparency and action.

4.          TOBACCO HARM REDUCTION AND BUILDING A SMOKELESS WORLD

Now, turning to themes that are critical for our business, legitimate industry players and public health authorities alike.

We’ve been clear about our commitment to reducing the health impact of our business for some time. In tandem, the move to Smokeless products continues to accelerate at pace. It’s here where Tobacco Harm Reduction acceptance is critical - to encourage smokers who would otherwise continue to smoke to switch to smokeless alternatives completely.

On one hand, you have countries like Sweden and New Zealand that have achieved, or are close to achieving, smoke-free1 status. Both are vanguard examples of Tobacco Harm Reduction in action - supported by progressive regulation, which we believe has led to positive change.

On the other hand, we have seen some countries pursuing regulation that we believe will be counterproductive. History has shown that product-related bans, denying smokers the choice to switch to Smokeless products, are unlikely to bring down smoking rates fast enough.

There’s also a significant shift in consumer behaviour that is driving change in countries like Japan and the U.S., where an increasing number of consumers are choosing Smokeless products over cigarettes.

So, while there are encouraging signs, regulatory barriers remain. Some regulators are passing progressive laws that encourage adult smokers, who would otherwise continue to smoke, to switch to Smokeless products‡, but there are others who view them more cautiously, despite the evident potential for Tobacco Harm Reduction.

We believe there is a place for our voice, our science and our products, to help move the needle. We are ramping up our efforts, inviting key stakeholders to review the evidence and join the conversation – whether in agreement with us or not. Will it be easy? Certainly not. But will it get us a step closer to unlocking the action and pace of change that’s required? Absolutely.

Increasing consumer acceptance and adoption is showing us that Smokeless products are the future. But we also recognise that it’s a balancing act. That is why we must continue to manage the combustibles business responsibly for those adult consumers who choose to continue smoking.

There’s work to be done when it comes to Tobacco Harm Reduction and we are taking the lead in this important debate. It’s important that we celebrate our accomplishments so far in this space. There are two that stand out for me.

The first is the publication of OmniTM, our evidence-based manifesto for change, which makes a compelling case for Tobacco Harm Reduction in action, while articulating our progress towards Building a Smokeless World.

We launched OmniTM in London in September last year and, in 2025, we have begun taking it internationally.

This was quickly followed in October when we published a series of ambitions, supported by evidence-based solutions for our Vapour devices – another first for BAT and the industry. With this position statement, we have set clear aims for ourselves and formulated recommendations for regulators globally.

Consequently, we are striving to:

–	Prevent underage access, appeal and accidental use, through age-gating technologies.

–	Deploy responsible packaging, marketing and flavours designed for adults.

–	Enhance product safety through assessment of ingredients, materials and emissions.

–	Improve the circularity of our devices, by incorporating removable batteries.

–	Support an effectively regulated marketplace, by advocating for enforcement of regulation and strong penalties for non-compliance.

To achieve these goals, we are committed to pursuing progressive, multi-stakeholder solutions that build stronger connections between policymakers, regulators, public health authorities and like-minded organisations that believe in the potential of Tobacco Harm Reduction.

We are committed to responsible transformation, recognising that Tobacco Harm Reduction is advancing, yet remains fragile.

5.          OUTLOOK

Now, turning to our 2025 outlook. As previously highlighted, this year is a deployment year. I am confident that we will build on our investment foundations as we expect to return to profit growth^ in the U.S. Globally, the gradual deployment of our New Category product innovations will step up as the year unfolds.

While we are closely monitoring the evolution of global macroeconomic policy, with specific reference to its potential impact on both our consumers and our supply chain, we continue to expect delivery in line with guidance, of:

●	c.1% revenue growth;

●	1.5-2.5% adjusted profit from operations growth, on an adjusted for Canada basis, and including a 1.5% transactional foreign exchange headwind;

●	with our performance weighted to the second half.

As always, our guidance is on a constant currency basis. Based on current rates, we now expect a translational foreign exchange headwind on adjusted profit from operations of 2% for full-year, and 3% for half-year.

Looking ahead to 2026, we are committed to returning to our mid-term algorithm of 3-5% revenue growth, and 4-6% growth in adjusted profit from operations, adjusted for Canada on a constant currency basis.

BAT is highly cash generative, and we expect to deliver over £50bn of free cash flow between 2024 and 2030**.

We maintain a disciplined approach to capital allocation, and are committed to strong shareholder returns. Key elements include:

●	Continued investment in our transformation;

●	Balancing deleveraging with progressive dividends and sustainable share buy-backs; and

●	Investing in selective bolt-on M&A to accelerate our transformation.

This year, we have announced a 2% dividend increase and a £900m share buy-back, alongside continued deleveraging. By the end of 2026, we expect to be within our target range of 2-2.5x adjusted net debt / adjusted EBITDA, on an ex-Canada basis.

6.	BOARD CHANGES

Since the last AGM, there have been a number of changes to the Board. I am delighted to welcome Soraya Benchikh and Uta Kemmerich-Keil to the Board.

Soraya joined the Board as Chief Financial Officer and Director last May and is working closely with Tadeu and the Management Board to enhance BAT’s financial foundation. Prior to this, she was President of Diageo’s European business. Soraya brings to us extensive operational and financial experience, and a strong understanding of the business, having held a variety of leadership roles at BAT from 1998 to 2020.

In February this year, we welcomed Uta to the Board as an Independent Non-Executive Director, and a member of the audit and nominations committees. Previously, Uta led the personal healthcare business of P&G as CEO, and before that, she spent 19 years at Merck Group. Uta’s extensive business management background, and consumer, digital and strategic transformation experience will be beneficial to BAT.

Having served as a Non-Executive Director since November 2023, Murray Kessler stepped down from the Board in February to focus on his recent appointment as CEO of Wellington International LLC. I would like to thank Murray for his contribution and valuable insights to the Board during his tenure. As we say farewell, we also wish him great success in his new role.

7.	MY THANKS

Before we move to the resolutions, let me thank my fellow directors on the Board, our Chief Executive, Tadeu, the Management Board and all our employees for laying the groundwork and delivering a solid business performance in 2024.

The macroeconomic environment is not without its challenges, but I believe that whenever there’s change, opportunities follow. I’m proud that regardless of uncertainties or external pressures, our teams have consistently driven progress and results.

The momentum for delivery in 2025 continues to grow, and we have some exciting innovations launching this year.

The Board remains fully supportive of BAT’s strategic focus. This year is all about continuous improvement and the quality of our execution. I’m confident that our approach will continue to deliver long-term value for our shareholders.

Our priorities are clear, and we are well positioned with the right capabilities and people in place to achieve our vision of Building a Smokeless World.

Notes:

‡ Smokeless products/alternatives refers to smokeless tobacco and nicotine products, including Vapour products, Heated Products and Modern Oral products, which are collectively termed New Categories, as well as Traditional Oral products.

† The number of adult consumers of Smokeless products is defined as the estimated number of legal age (minimum 18 years) consumers of the Group’s Smokeless products, which does not necessarily mean these users are solus consumers of these products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Smokeless products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with consumer tracking (utilising studies conducted by third parties including Kantar). The number of adult consumers is adjusted for those identified (as part of the consumer tracking studies undertaken) as using more than one BAT Brand.

The number of consumers of Smokeless products is used by management to assess the number of adult consumers regularly using the Group’s New Category products as the increase in Smokeless products is a key pillar of the Group’s Sustainability ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to users of the financial statements given the Group’s Sustainability ambition and alignment to the sustainability of the business with respect to the Smokeless portfolio.

* Performance presented excluding businesses sold or acquired that may significantly affect the user’s understanding of the Group's performance when compared across periods. Organic measures exclude the performance of such businesses in the current and comparator periods to ensure like-for-like assessment across all periods. In 2023 and 2024, organic measures exclude the performance of Russia and Belarus as those businesses (in aggregate) were deemed to be significant to the user’s understanding of the financial performance. The exits in respect of other markets, including in Africa, are not deemed significant for the user’s understanding.

1 The World Health Organization (WHO) considers countries to be smoke-free when smoking prevalence is less than 5% of the population.

** On an adjusted for Canada basis.

^ On an adjusted profit from operations basis.

§ On a category contribution basis.

Forward-Looking Statements

References in this address to ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. and when denoting business activity refer to BAT Group operating companies, collectively or individually as the case may be.

This address does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT shares or other securities. This address contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates.

In particular, these forward-looking statements include, among other statements, certain statements under the headings “3. BAT’S REFINED STRATEGY IN ACTION”, “4. TOBACCO HARM REDUCTION AND BUILDING A SMOKELESS WORLD”, “5. OUTLOOK” and “7. MY THANKS”.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this address are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of supply chain disruptions; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; direct and indirect adverse impacts associated with Climate Change; direct and indirect adverse impacts associated with the move towards a Circular Economy; and Cyber Security risks caused by the heightened cyber-threat landscape and increased digital interactions with consumers, and changes to regulation.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this address and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

Additional information concerning these and other factors can be found in BAT’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F, filed on 14 February 2025, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT’s website, http://www.bat.com.

No statement in this address is intended to be a profit forecast and no statement in these remarks should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.